Mail Stop 3561

December 28, 2006

Avi Sivan
Chief Executive Officer
IGIA, Inc.
16 East 40th Street, 12th Floor
New York, New York 10016

        Re: IGIA, Inc.
                  Registration Statement on Form SB-2
                  Amendment No. 2 filed December 15, 2006
                  File No. 333-137832

Dear Mr. Sivan:

We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. A December 15, 2006 news article in the Charleston Gazette indicates that complaints have been filed against you with the Consumer Protection Division of the West Virginia State Attorney General's Office and that article also referred to 2004 complaints with the Federal Trade Commission. Please discuss the nature of these complaints and include risk factor disclosure of the effect of these complaints on your business.

July 2006 Financing, page 6

2. We note your response to comment 2 in our letter dated December 7, 2006. You should refile the Escrow Agreement with all exhibits and schedules. If you would like to keep certain information confidential, you should file a request for confidential treatment in reliance on Rule 406 under the Securities Act of 1933.

Avi Sivan
IGIA, Inc.
December 28, 2006
Page 2

        As appropriate, please amend your document in response to these comments.
You may wish to provide us with marked copies of the amendment to expedite our
review. Please furnish a cover letter with your amendment that keys your response to our
comment and provides any requested information. Detailed cover letters greatly facilitate
our review. Please understand that we may have additional comments after reviewing
your amendment and response to our comment.

        You may contact Matthew Benson, Staff Attorney, at (202) 551-3335 or Ellie
Quarles, Special Counsel, at (202) 551-3238 with any questions you may have.

                                        Sincerely,

                                        H. Christopher Owings
                                        Assistant Director

cc: Yoel Goldfeder, Esq.
        Sichenzia Ross Friedman Ference LLP
        Via Fax: (212) 930-9725